# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MERCURY SYSTEMS INC, CIK 0001049521
CUSIP: 589378108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 50 Minuteman Road, Andover, Massachusetts (MA), 01810
Date of event which requires filing of this statement: 11/06/2025
Filed by CIK 0001998597
Persons authorized to receive notices and communications: Ele Klein & Adriana Schwartz, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- JANA Partners Management, LP (CIK 0001998597): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 4,966,675; shared voting power 0; sole dispositive power 4,966,675; shared dispositive power 0; aggregate amount beneficially owned 4,966,675 (8.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: MERCURY SYSTEMS INC
Address of issuer's principal executive offices: 50 Minuteman Road, Andover, Massachusetts (MA), 01810
Comment: This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on Schedule 13D filed with the SEC on September 22, 2022 (as amended from time to time, the "Schedule 13D") with respect to the Shares of the Issuer. This Amendment No. 3 amends Items 5 and 6 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 60,100,136 Shares outstanding as of October 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 26, 2025, filed with the SEC on November 4, 2025.

As of the close of business on the date hereof, JANA may be deemed to beneficially own 4,966,675 Shares, representing approximately 8.3% of the Shares outstanding. This includes 4,832 deferred stock units ("DSUs") granted to Mr. Ostfeld on October 23, 2024 and 2,362 DSUs granted to Mr. Ostfeld on October 22, 2025, for his service on the Board of Directors of the Issuer (the "Board"). The DSUs vest on the earlier of the first anniversary of the grant date and the next annual meeting of shareholders. Vested DSUs do not convert into Shares until the date on which Mr. Ostfeld ceases to be a member of the Board. Mr. Ostfeld has assigned all rights to any Shares issuable pursuant to the grant to the Reporting Person. Pursuant to the assignment, settlement of the award on vesting will be made to the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Person has sole voting and dispositive power over 4,966,675 Shares, which power is exercised by the Principal.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Information concerning transactions in the Shares effected by the Reporting Person in the past sixty (60) days is set forth in Schedule A hereto and is incorporated herein by reference. All of the transactions in Shares listed therein were effected in the open market through various brokerage entities. In addition, as disclosed in Item 5(a), on October 22, 2025, 2,362 DSUs were granted to Mr. Ostfeld for his service on the Board.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information disclosed in Item 5(a) is incorporated herein by reference.

## Signatures
- JANA Partners Management, LP: /s/ Jennifer Fanjiang, Jennifer Fanjiang, Partner, Chief Legal Officer and Chief Compliance Officer (11/10/2025)